Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Cigna Corporation
Commission File No.: 001-08323

On September 17, 2015, David M. Cordani, President and Chief Executive Officer of Cigna Corporation, attended the Morgan Stanley Healthcare Conference.  The following is an excerpt of the transcript.

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
CI - Cigna Corp at Morgan Stanley Healthcare Conference

EVENT DATE/TIME:  SEPTEMBER 17, 2015  / 3:45PM GMT

SEPTEMBER 17, 2015  / 3:45PM, CI - Cigna Corp at Morgan Stanley Healthcare Conference

CORPORATE  PARTICIPANTS

David Cordani Cigna Corporation - President & CEO

CONFERENCE  CALL  PARTICIPANTS

Andy Schenker Morgan Stanley - Analyst

PRESENTATION

Andy Schenker - Morgan Stanley - Analyst

Good morning. Thanks everyone for joining us. I am Andy Schenker, Morgan Stanley's managed care facilities analyst. Very pleased to have with me today David Cordani, Cigna's President and CEO, Will McDowell from IR.

Before we get started, let me just say please note all important disclosures, including personnel holding disclosures and Morgan Stanley disclosures appear on the Morgan Stanley public website at morganstanley.com/researchdisclosures.

In addition to that, Morgan Stanley is active financial advisor to Cigna in connection with its definitive agreement with Anthem as announced on July 24. The proposed transaction is subject to shareholder approval and customary regulatory approval. So with that, let me turn it over [to David].

David Cordani - Cigna Corporation - President & CEO

I appreciate I'm coming right after a warm disclosure like that. I will just make a couple minutes of brief opening comments and then we'll get into open Q&A. First, thank you for your time and energy today to talk about our corporation and our outlook for corporation.

Really want to highlight two major headlines. One, very importantly, the day in, day out execution of our strategy continues as part of our business priorities. Our corporation has proven the ability to successfully grow itself year in, year out and deliver a very strong value proposition for the benefit of our customers and clients and while I'll comment in a moment relative to the pending combination which is quite exciting, job one is to make sure that we are delivering on that value proposition, staying quite focused and continue to grow our company, the tens of thousands of colleagues we have around the world could either do that and drive that on a go-forward basis.

So, from one dimension if the business is usual in terms of making sure we are continuing to deliver on our promises for our clients and customers, continue to evolve our collaboratives, continue to invest in our new business growth and I am proud to say that is continuing to work on in a quite positive way.

Against the backdrop, second comment is obviously a large, rather exciting combination of two companies that have the ability to further accelerate the strategic direction that both companies are seeking to go forward on and I am sure there will be a lot of questions relative to that. So I'll be brief.

The combination of the two companies presents a really unprecedented opportunity to take truly complementary capabilities where one company is strong and other company has the opportunity to lever from that and vice versa, all for the benefit of the marketplace.

So, providing more choice, more value creation for employers of all sizes, individuals, a broad health service portfolio of capabilities, broad funders whether they are corporations, individuals or governmental entities and then doing so in a global environment, it's truly exciting in terms of the potential of both of those organizations collaborating together. And I am personally quite excited about the body of work that's in front of us.

So, headline number one, strong performance from our corporation, that continues, high focus on our customers and clients to do everything we can to improve affordability, and to improve personalization as we are driving each and every day of executing our strategy.

Secondly, rapidly ramping up body of work to be in position to integrate two very strong companies by keeping the customer and client front and center and be able to bring some of that value back for the benefit of our customers and clients that will also benefit you, our shareholders, with a rather highly accretive outcome that is sustainable from a growth standpoint.

With my promise to Andy, I will be quite brief with my comments, because I am told he has a lot of questions. We'll go to that.

SEPTEMBER 17, 2015  / 3:45PM, CI - Cigna Corp at Morgan Stanley Healthcare Conference

QUESTIONS  AND  ANSWERS

Andy Schenker - Morgan Stanley - Analyst

Thanks. So one question we get a lot on is on the potential for DOJ challenge, not just on the broad deal but more specific to the self insured or ASO market. How did you think about that potential issue and the conversations you've had with your clients around it?

David Cordani - Cigna Corporation - President & CEO

Yes, so, as you would expect, long before we got to announcing a deal that both organizations evaluated this pretty comprehensively using outside resources, using kind of DOJ [filters]  et cetera, understand what the combination may or may not create in terms of tension points relative to that.

And before answering the core of your question which I will, it's important to articulate what's not at issue here, because it's astonishing to have a combined company of this size over $100 billion of revenue that has so much of it that is not at issue.

So you have one company that's larger Medicaid, another company that's not. If one company that is large in the individual and small group marketplace, one company that's not. If a company that is large and dynamic in the specialty, and the broad group and disability life portfolio, another company that's not. If one company that has a proven global portfolio, one company that does not. So, there is a lot that actually comes off the page pretty quickly where there is literally de minimis overlap.

And then, even when you take the Medicare advantage portfolio of about $10 billion each, there is de minimis geographic overlap. So that takes you on to the next part of the dialogue and off the backdrop here, it's important to note that in a relatively short period of time, over the last five or so years, two major forces have changed in the US commercial landscape.

One, the vast majority of US employers  above the small employer marketplace are self-funded and what that means is that, there is a highly transparent direct flow through relationship with the health service company and that employer. Point being is, if costs improve, due to quality improvement or otherwise, they flow directly back to the employer and the individual, that's tremendous alignment. Secondly, in the guarantee cost sub-segment of that marketplace, post ACA being implemented; there are threshold levels in terms of medical loss ratios that also rebalance that.

So, my point is, the market forces are different from a transparency standpoint and point two is, there is a whole new cadre of competitors in this space. There are things that we call private exchanges today with Aon Hewitt, Mercer, Towers, Willis, Buck, et cetera synthetically fabricating together multi-geographic alternatives for the benefit of employers.

So, Andy, my point here is, there is actually very little overlap and where there is overlap, it's in highly transparent markets where there is emergence of more competition versus less and our opportunity and responsibilities is to be able to demonstrate that to the DOJ.

On a final note, what we've heard from a lot of large employers thus far which is one where the overlap would be is, a fair amount of optimism that understanding the merits of the transaction that if leadership could harness the best of both companies, this is truly powerful for their benefit to step up the value proposition even further.

SEPTEMBER 17, 2015  / 3:45PM, CI - Cigna Corp at Morgan Stanley Healthcare Conference

Andy Schenker - Morgan Stanley - Analyst

Maybe following up on that, you touched on your prepared remarks, but can you really talk about what you think are the most compelling portions of the value proposition for your customers?

David Cordani - Cigna Corporation - President & CEO

Yes, so when you think about the value creation for the market, for the shareholders, you think about value creation for the shareholders, but you know that we have to create value in the market to have that be on a sustainable basis. At the end of the day, the combination of the companies create a broader growth chassis. That is core.

So, let's call out the growth chassis and blend with the client value proposition. More markets where individual alternatives could be brought to market by leveraging  Anthem's  proven  chassis meaning infrastructure in non-Anthem  markets. The same for small employer, more markets for MA alternatives be brought to market. New market opportunities in dual eligible capabilities harnessing our legacy health springs collaborative MA proposition with a very proven Medicaid proposition they has.

Now go to the employer sponsored marketplace, the ability to offer leading clinical engagement, health improvement and specialty products to a largely under-penetrated Anthem book of business and then in some markets the ability to expand the network's value proposition to some Cigna clients from a broader or more significant network that Anthem brings to market, just to name a few, in terms of the opportunities that exists in front of us.

Andy Schenker - Morgan Stanley - Analyst

Can you actually go into a little bit more on that specialty platform, how I assume your definition is inclusive of your disability, life books and how that opportunity could unfold going forward?

David Cordani - Cigna Corporation - President & CEO

Sure, so, critical to Cigna's success over the last half a dozen years since we've had our portfolio in place, our growth strategy in the US has been retain, expand, add. That's our growth mantra from day one. Earn the right to retain your business, earn the right to expand the relationship and then targeted addition of new relationships to the portfolio.

The expand really comes through the leverage of our -- we'll call it broadly specialty portfolio and some folks think about that as dental, behavioral, pharmacy, but to Andy's point, expanding that to incentive-based program, clinical improvement programs, onsite clinics, disability, life, accident, expatriate to globally novel solutions.

That's a critical part of what's been enabling us to have the sustained growth, strong retention and value creation. We've been at that for a long period of time. We've been at it for a long period of time and those businesses are upscale on a standalone  basis in their field of expertise and are even more attractive when you lever them against the medical proposition or lever behavioral disability and pharmacy together and get the synergies out of those for clinical improvement and the like.

So, that's  really what we are talking about here and the legacy of Anthem, while there is phenomenal  strengths, this has been a legacy strength  or a differentiator. It's another example of why the combination makes a lot of sense. So, there is value creation there for the individual and the employer and therefore there is value creation back to the shareholder there.

SEPTEMBER 17, 2015  / 3:45PM, CI - Cigna Corp at Morgan Stanley Healthcare Conference

Andy Schenker - Morgan Stanley - Analyst

Great. Thinking about the deal obviously, the headline number is $2 billion run rate, synergies between the two companies, can you maybe help us think through what are the buckets there, how much [of SG&A, how much is the operational]?

David Cordani - Cigna Corporation - President & CEO

Sure. So, directional, so $2 billion is a big number and in business, as you all know, nothing is easy. So, not to approach that as easy by any stretch of imagination, but you can think about the $2 billion as about 70% to 75% of that is G&A.

If you process that and you looked at the combined G&A of the two companies, we tell you it's a high single-digit percent of the combined G&A. And if you put that against the backdrop of any large deal of significance, it would tell you that's in the range. It's not at the highest point of the range; it's not at the lowest point of the range. That doesn't make it easy, but there is a one big bucket.

And the other three buckets that round out the residual are broken out between some specialty penetration, some medical cost improvement in terms of margin expansion opportunity for the lines of business that present margin expansion that we diligence and then lastly, expanding in the dual eligible space and there is chunks in each of those. So, G&A is the largest piece of what's in there, gave you some context in terms of percent and then market comparator context and rounded out the other three.

What I haven't referenced and what -- it was made clear that has in our reference is, explicitly,  step-up  and PBM performance is not factored into that and that presents additional opportunities for both companies on a standalone basis, but even more exciting for the combined company [to go and] leverage off of that.

Andy Schenker - Morgan Stanley - Analyst

You mentioned PBM, easy transition. Where do you stand with your current relationship with Catamaran now part of United and how should we think about that PBM optionality developing over time with Anthem?

David Cordani - Cigna Corporation - President & CEO

Yes, I think the most important way to think about it is, using that words you used. optionality and business that's what you want to have. You want to have optionality and you want to have performance-based optionality.
So backdrop,  just for a common grounding, Cigna owns and operates its own PBM. We have, we continue to and we have all intent as we sit with you today to continue to do that right now. We strengthened  that PBM by entering a pretty unique relationship a handful of years ago with Catamaran to get some targeted leverage, one, a claim platform leverage. They have great technology and great claim platforms that have enabled us to assimilate all of our Medicare business onto a single platform that's done. Two, bulk purchasing leverage off the retail networks that both organizations benefit from and then some optionality in some other areas like mail order pharmacy and the like.

Importantly, by owning the PBM and by having a performance-based contract, they've done in modules, so any one of those modules are largely fungible based on performance and we've actually exercised some flexibility even over the short life of the contract thus far where we've driven some changes. Also very importantly, we've been a net importer of PBM talents over the last three years bolstering and further expanding the talent profile of the company.

So where we sit today is, contractually we have a lot of structural flexibility, but operationally we have a lot of structural flexibility as a sovereign and then as a combined entity there is even more leverage off of what we could do together.

SEPTEMBER 17, 2015  / 3:45PM, CI - Cigna Corp at Morgan Stanley Healthcare Conference

Andy Schenker - Morgan Stanley - Analyst

When you think about that optionality, your expectation seems to be wait and see till the deal closes, Are there exercise or there intermediaries -- intermediate  steps you can take in moving you in the direction you want to go? How should we think about that?

David Cordani - Cigna Corporation - President & CEO

Sure, so, in my comments, I could only speak to the Cigna side of that equation. So relative to the Cigna side of the equation, with a deal term plus or minus a year off, we'd be sitting here not viewing that, we are going to do anything static in our PBM. So it's a pretty dynamic process. So we can manage those modules.

And I would,  if I was a betting man, bet that between today and closing, there would probably be some changes in the way we are managing those modules if I look at history. And secondly, you'd expect me to say, but I'll say it anyways, any change we would make, we would be making those changes within expectation of where we think things may land versus not.

So, again, the important point here is, high performance. We have a growing PBM. It's delivering a great clinical value proposition and cost value proposition. Again, we are growing and we've grown every year since we put this relationship in place and we have a bunch of alternative choices in front of us.

Andy Schenker - Morgan Stanley - Analyst

So, after the acquisition, you will be President and COO of the combined organization. What do you expect to be most focused on in that new role?

David Cordani - Cigna Corporation - President & CEO

At a simple phrase, running the business. So, in that capacity, I would get line responsibilities for [$115 billion] of day one revenue and kind of harnessing the assimilations of the two companies.  So, I have a pretty busy day job in terms of doing that and that's what I am excited to do. So being able to harness what we are talking about here in terms of the synergies and market value creation and running that scale of a portfolio and having the reach, that will be the total focus of my energy.

Andy Schenker - Morgan Stanley - Analyst

And on the integration front, what is the most important parts of the integration of the two companies that you need to get right?

David Cordani - Cigna Corporation - President & CEO

Yes, I think, when you think about an integration of this size and shape, there are couple of different comments. One, having clear guiding tenants in terms of what you are seeking to accomplish and don't let, I'll call it, some near-term, I'll call it, interesting activity get in the way of the long-term objectives of tenants and paramount to that is, that it need to start from the marketplace and work its way back.

The integration cannot start from current state, it cannot start from an income statement and work its way out. It needs to start from the marketplace, the customer and client and then the healthcare professional and work its way back and make sure that is you are configuring the company, because the synergies come from, [not just] anybody could go in and cut expenses. Anybody  could go in and cut expenses and deliver a number.

SEPTEMBER 17, 2015  / 3:45PM, CI - Cigna Corp at Morgan Stanley Healthcare Conference

Smart synergies come from understanding where you want to be, understanding how you want to go to market, understanding how you are going to create value and configuring yourself smartly and getting the leverage off of that. That's really the most important piece.

Market-led, understanding value creation and having the discipline to manage back from that and actually, one of the blessings, if there is a blessing of a long regulatory process is, it gives you a little bit more time to be disciplined and planful around that, not to go slow, but to be disciplined and planful around that.

Andy Schenker - Morgan Stanley - Analyst

And considering that this will be a complex integration, what do you think the risk is on culture and how do you think the two cultures combine?

David Cordani - Cigna Corporation - President & CEO

Yes, so, on the culture, on the way, I think the two cultures combine [attitudinally, its approaching at that]. You are not trying to take one culture from one place to someplace else in either direction, but you are actually creating a new co.

And in the creation of a new co, there is an aspiration of what that new co looks like and then there is clearly an understanding of the strength and heritage of both companies, but an opportunity to refresh what and how you are going to market. I know Joe and I are both aligned by that and energized by that.

Both organizations have historic pride. Both organizations have historic strength and I think the biggest benefit relative to the cultural alignment is, both organizations are on a similar journey and that journey is going from, I'll call it, the old insurance orientation of risk management only and paying for claims to more health service, health engagement,  population health, physician partnership.

Some might say, we started our journey a little sooner, but we are both on the same journey. But attitudinally its approaching as if though you are starting with a new co-orientation and saying what do you want this entity to stand for and both organizations go immediately to the customer and work our way back and that's a good thing.

Andy Schenker - Morgan Stanley - Analyst

Okay. One area, one of the unique  areas for you is that HealthSpring platform for Medicare. How do you think the opportunity is to expand that to Anthem's existing Medicare market?

David Cordani - Cigna Corporation - President & CEO

Yes. So, when we had the good fortune of being able to bring HealthSpring into Cigna, we viewed that we could bring the HealthSpring model to more markets by using Cigna deep commercial markets as an accelerant  as opposed to de novo and we've been able to enter some new markets off of that. In fact, we have more demand from our collaborative partners in more geographies than we conclude we have to supply to manufacture, right? Focus is important. So the one to two markets per year.

Secondly, an exciting part of the proposition putting the two companies together,  save for the CareMore market, which is a powerful market, and a powerful model, but it's a bricks and mortar model. The ability to take what we know works on physician alignment and physician engagement will be a day one priority.

That will be a day one priority and I am quite optimistic [it will lift there] because, we've been able to prove that model works in a bunch of diverse geographies. It's not required to work under a -- it's not required to work in Southern California only. We have a working in Birmingham, Alabama, Nashville, Tennessee, Houston, Texas, South Florida, et cetera, et cetera. So, we are able to work it in diverse markets. So that's an exciting leverage point.

SEPTEMBER 17, 2015  / 3:45PM, CI - Cigna Corp at Morgan Stanley Healthcare Conference

Andy Schenker - Morgan Stanley - Analyst

Great. We talked about the competition in the ASO market  a little bit earlier. How has the national account selling season progressing. If there is any clients who might be more sensitive to deal out, are you probably those? So, are you seeing any feedback or pressures as that selling season develops?

David Cordani - Cigna Corporation - President & CEO

Yes, no matter what my results are for 2016, I will be able to blame it on or take accolades for the announcement of the deal, right, because that selling season is earlier on in the process. The national account, we define national accounts differently than some. So, commercial  employers, 5,000 or more employees multi-state.  So we exclude large single state employers. That's part of our regional business and we do very well there because it's a very localized play.

We've looked at -- the way we define that marketplace, just about 1,800 employers there. That's a shrinking employer market. If you look at the employment growth over the last year, it's about a 2% shrinkage in US employment in that market. So strategically,  our objective is to hold share, ship the book of business to more incentive-based and drive higher specialty penetration and that's what we've been able to successfully do and we'll kind of continue that as we go into 2016's results.

To your point around what we are hearing, especially from larger employers, as you would expect, larger employers by definition, know us, they know Anthem, they know United, they know Aetna. From that standpoint, they know the market. The general message I've received from employers is a fair amount of optimism back to the potential step-up and further value creation for them. And the operating environment of infinite choice, right, annual choice. Even if it's a [three-year] contract, they could bid annually if they so choose. So, a pretty dynamic market. Some optimism there and we continue to have success driving our specialty penetration in our portfolio.

Andy Schenker - Morgan Stanley - Analyst

And your expectation going forward post-merger is that non-Anthem blue states you will continue to compete in these markets as Cigna?

David Cordani - Cigna Corporation - President & CEO

Yes. The basic tenant is in Anthem legacy commercial markets. The primary value prop will be a blue and a Anthem-branded blue value prop. The working tenant is in outside of those 14 states. The lead value prop would be Cigna branded and a non-blue offering, [that's how] the working tenant.

Andy Schenker - Morgan Stanley - Analyst

And then, your ASO stop-loss  life time has been a strong grower and how do you envision that working on the Anthem's platform who doesn't have such an offering?

David Cordani - Cigna Corporation - President & CEO

Yes. I think there is -- that's another, what I would say, exciting opportunity, because, we are fortunate that we built something pretty unique off of a prior acquisition now dated sometime ago, but the Great-West acquisition enable us to grab that platform which is why we went after that asset. And it's an asset that's targeted largely for the [51 to 250 but it easily rolls up to 500] on life employer where you have a compelling ASO stop-loss specialty penetrated product offering. But it has a scaled employer reporting and employer support infrastructure and broker support infrastructure that is technologically advance and able to do so.

SEPTEMBER 17, 2015  / 3:45PM, CI - Cigna Corp at Morgan Stanley Healthcare Conference

And then you have the underwriting competency for the stop loss and the other business. Being able to bring that to some, I'll call it, legacy Anthem markets, where that market has only had [a guarantee cost] available and offer a transparent product that has a very nice margin, a great return on capital, but actually hardens your relationship with the employer, because it's totally transparent, really interesting opportunity for us.

Andy Schenker - Morgan Stanley - Analyst

Well, great. We are out of time. Thank you, David.

David Cordani - Cigna Corporation - President & CEO

Thank you.

Andy Schenker - Morgan Stanley - Analyst

Thank you everyone.

David Cordani - Cigna Corporation - President & CEO

Appreciate your time, thanks.

SEPTEMBER 17, 2015  / 3:45PM, CI - Cigna Corp at Morgan Stanley Healthcare Conference

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY  BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY  ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.